Filed by Liberty Interactive Corporation pursuant to
Rule 425 under the Securities Act of 1933
Subject Company: zulily, inc.
Commission File No.: 001-36188

Internal Employee Communication from Mike George, President and Chief Executive Officer of QVC, Inc., dated September 25, 2015

Open Mike: QVC and zulily — a Shared Passion and Positive Energy

Team,

I just returned from another trip to zulily and continue to be impressed not only by their passion for their customers, but their positive energy and excitement about creating a new relationship between our two companies.

This will be a wonderful opportunity for all of us — our customers, vendors, investors, and our entire team. It will help us extend both brands and allow us to reach new audiences. And together, with our desire for innovation and combined ecommerce experience and mobile know-how, we will continue on our journey of redefining how the world shops and sharing great stories along the way.

We are now one step closer to making our vision a reality. The transaction has received key regulatory approval from the federal government, and the tender offer for zulily shares is underway. To help us prepare, core teams from both QVC and zulily have been working together to move quickly once the transaction closes. I know that there is a lot of work ahead, but I’m confident that we have the talent at QVC and zulily to make this relationship a success.

As I mentioned earlier, we will continue to operate as separate organizations after the close, but we will be able to work together in new ways to engage our customers and grow. We will celebrate the transaction on the day of the closing and start getting to know each other more deeply as we look forward to an exciting future together.

I hope you see the great potential that lies ahead and share my enthusiasm in anticipation of these two great brands officially coming together.

Mike

Forward Looking Statements

This communication includes certain forward-looking statements including statements about the proposed acquisition of zulily, inc. (“zulily”) by Liberty Interactive Corporation (“Liberty Interactive”), the realization of estimated synergies and benefits from the proposed acquisition and other matters that are not historical facts. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the satisfaction of conditions to the proposed acquisition and exchange offer. These forward looking statements speak only as of the date of this communication, and each of Liberty Interactive and QVC expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty Interactive’s or QVC’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty Interactive and QVC, including the most recent Forms 10-K and 10-Q, for additional information about Liberty Interactive and QVC and about the risks and uncertainties related to the business of each of Liberty Interactive and QVC which may affect the statements made in this communication.

Additional Information and Where to Find It

The exchange offer for the outstanding shares of zulily has commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of zulily or Liberty Interactive or to purchase shares of Liberty Interactive, nor is it a substitute for the registration statement and exchange offer materials filed by Liberty Interactive with the U.S. Securities and Exchange Commission (the “SEC”). Liberty Interactive has filed exchange offer materials on Schedule TO and a registration statement on Form S-4 with the SEC, and zulily has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. The exchange offer materials (including a Prospectus/Offer to Exchange, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement contain important information. Holders of shares of zulily are urged to read these documents because they contain important information that holders of zulily securities should consider before making any decision regarding tendering their securities. The Prospectus/Offer to Exchange, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, are available to all holders of shares of zulily at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement are available for free at the SEC’s web site at http://www.sec.gov. Free copies of these documents may also be obtained from zulily by mail by directing a request to zulily, inc., 2601 Elliott Avenue, Suite 200, Seattle, WA, 98121, Attention: Erica Yamamoto and free copies of the exchange offer materials may also be obtained from Liberty Interactive by directing a request to Liberty Interactive, 12300 Liberty Boulevard, Englewood, CO, 80112, Attention: Investor Relations, Telephone (720) 875-5420 or from Georgeson Inc., the information agent for the exchange offer, by calling, toll-free, (877) 507-1756.

In addition to the Prospectus/Offer to Exchange, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Liberty Interactive and zulily file annual, quarterly and special reports and other information with the SEC. You may read and copy any reports or other information filed by Liberty Interactive or zulily at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Liberty Interactive’s and zulily’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.